UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

03 December 2019
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statement on Form F-3 (No. 333-230831) and Registration Statements on Form S−8 (Nos. 333-202772, 333-173246, 333−165870 and 333-90808) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Enclosure: CRH Announces Non-Executive Board Appointment

Press Release
CRH Announces Non-Executive Board Appointment

CRH plc is pleased to announce the appointment to the Board of Mr. Shaun Kelly as a non-executive Director and Chairman of the Audit Committee, with effect from 3 December 2019.

Mr. Kelly (60), a dual Irish and United States citizen, was until September 2019, the Global Chief Operating Officer of KPMG International, where he was responsible for the execution of the firm's Global Strategy and for the delivery of various global initiatives. Over a thirty-year career with KPMG, the majority of which was spent in the United States, he held a variety of senior leadership positions, including Partner in Charge, U.S. Transaction Services (2001-2005), Vice Chair and Head of U.S. Tax (2005 to 2010) and Vice Chair Operations and Chief Operating Officer Americas (2010 to 2015), before his appointment as Global Chief Operating Officer in 2015.

Mr. Kelly is a fellow of Chartered Accountants Ireland, a U.S. Certified Public Accountant and graduated from University College Dublin with a Bachelor of Commerce and Diploma in Professional Accounting. He also holds an honorary doctorate from Queen's University Belfast.

Commenting on Mr. Kelly's appointment, Nicky Hartery, CRH Chairman, said: "We are delighted that Shaun has joined the Board and has assumed the role of Audit Committee Chairman. Through his long career with KPMG supporting the boards and audit committees of many major listed companies, Shaun brings extensive knowledge and experience in auditing and financial reporting, which together with his strategic development and operational management experience will add to the collective skill and expertise of the Board."

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For further information, please contact CRH plc at Dublin 404 1000 (+353 1 404 1000)

Frank Heisterkamp	Head of Investor Relations
About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.78,000 people at c.3,100 operating locations in 31 countries. It is the largest building materials business in North America, the largest heavyside materials business in Europe and has a number of strategic positions in the emerging economic regions of Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 03 December 2019
By:___/s/Neil Colgan___
N.Colgan
Company Secretary